List of subsidiaries
Exhibit (21)

Companies	Doing business as	State of Incorporation

National Wine & Spirits Corporation 35-0540650 700 West Morris Street Indianapolis, IN 46225 (317) 636-6092	Same	Indiana

National Wine & Spirits, Inc. 35-2064429 700 West Morris Street Indianapolis, IN 46225 (317) 636-6092	Same	Indiana

NWS - Illinois, LLC 36-4266415 2600 West 35th Street Chicago, IL 60632 (773) 254-9000	Union Beverage Company	Illinois

NWS, Inc. 36-3784235 2600 West 35th Street Chicago, IL 60632 (773) 254-9000	Same	Illinois

NWS Michigan, Inc. 38-3319025 17550 Allen Road Brownstown, MI 48192 (734) 324-3000	Same	Michigian

United States Beverage, LLC 36-4150241 700 Canal Stamford, CT 06902 (203) 961-8215	Same	Illinois

National Wine & Spirits, LLC 38-3467586 17550 Allen Road Brownstown, MI 48192 (734) 324-3000	National Wine & Spirits of Michigan, LLC	Michigan